Exhibit 1

Cimatron to seek court approval for cash distributions to shareholders

Givat Shmuel, Israel, November 29, 2011 - Cimatron Limited (NASDAQ and TASE: CIMT) today announced that its Board of Directors has approved, subject to Israeli court approval, the distribution to Cimatron shareholders of up to US$10 million. The distribution may be effected over the course of a 12 month period following the approval of the court, subject to subsequent Board approval of specific payments out of the total potential distribution amount, and subject to certain approvals from the Israeli Tax Authority that the company intends to seek.

Under Israeli law, a company such as Cimatron with practically no distributable earnings (within the meaning of such term under Israeli law) is required to obtain approval from the court for a cash distribution to its shareholders, which can instead be made from additional paid-in capital.  The company intends to shortly file an application with the Israeli court for the requisite approval.  There is no guarantee that the court will approve the distribution on the terms requested by Cimatron, or at all.

Cimatron also intends to seek certain approvals from the Israeli Tax Authority prior to commencing any actual distribution.  Prior to any specific distribution, Cimatron will issue a press release announcing the exact distribution amount, record date and distribution date.

"Our steady cash flows from operations, as well as free cash flows, make a cash distribution from our additional paid-in capital a good vehicle to unlock value to our shareholders." remarked Yossi Ben-Shalom, Cimatron's Chairman of the Board of Directors.  "We hope to obtain the necessary approvals and commence distribution as soon as practicable."

About Cimatron
With over 29 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the Tel Aviv Stock Exchange under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez
Chief Financial Officer
Cimatron Ltd.
Phone: +972 73 237 0114
Email: ilane@cimatron.com